Exhibit 99.1

VivoPower International PLC Announces Rebrand and Power-to-X Strategy for U.S. Solar Business

LONDON, August 23, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR) (“VivoPower,” the “Company”) is pleased to advise that the Company has rebranded its U.S. solar development unit, formerly known as Innovative Solar Ventures I LLC, renaming the business Caret LLC (“Caret”) coupled with a new Power-to-X strategy for the business unit, in order to maximize value with a view to a future potential exit (as has been previously announced).

Caret comprises 12 development stage solar projects totaling 682 MW-DC, of which 11 are in Texas and one is in New Mexico. The projects are geographically diversified and strategically located in areas with relatively low solar project penetration. Each of the Caret projects has reached mid- to late-stage development status, with major interconnection and environmental studies completed and land secured for up to 40 years.

Since taking over full economic and management control of the Caret projects, the VivoPower team has been able to enhance the economics of the portfolio through value-added development activities including reduction of lease rates for a number of key projects. In addition, the Company is currently undertaking a re-evaluation of previously abandoned projects given the increasing potential demand from Power-to-X applications and partners.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “Power-to-X represents the use of excess renewable energy over and above base load power for other energy intensive applications. These include mining of cryptocurrencies, where we are seeing increasing appetite from crypto-mining groups to vertically integrate their operations to include renewable generation plants. Another area where we expect to see strong demand is from the green hydrogen sector. This will especially be the case if the $1.2 trillion U.S. Infrastructure Bill is passed given the attractive incentives in the Bill for green hydrogen developers and producers. We believe the Power-to-X potential of Caret’s projects present a strategic pathway to maximizing value, even though solar development in isolation is no longer our core activity. Our intention is to re-invest proceeds generated from any potential monetization of Caret’s projects (with Power-to-X applications) back into our core sustainable energy solutions (“SES”) strategy.”

Once constructed and energized, the Company believes Caret’s projects have the combined potential to generate more than 1.3 terawatt-hours of zero-carbon electricity annually, enough to avoid over one million tons of carbon emissions each year (excluding previously abandoned projects).

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential value of the U.S. solar portfolio or the potential of these projects to generate more than 1.3 terawatt-hours of electricity. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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